MEDIA & ENTERTAINMENT HOLDINGS, INC.
4429 Edmondson Avenue
Dallas, TX 75205
(214) 522-9893

BY EDGAR

March 8, 2007

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-1004
Attention: John Reynolds, Esq., Pam Howell, Esq. and Jay Williamson, Esq.

RE:	Media & Entertainment Holdings, Inc. Registration Statement on Form S-1 (File No. 333-128218) Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461, Media & Entertainment Holdings, Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 11:00 a.m., Washington, D.C. time, on Friday, March 9, 2007 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company hereby acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, it would be appreciated if the Commission would advise our counsel, Alan I. Annex (212-801-1323) or Andrew H. Abramowitz (212-801-6752), by telephone upon the Registration Statement becoming effective.

Sincerely, MEDIA & ENTERTAINMENT HOLDINGS, INC. /s/ Herbert A. Granath Herbert A. Granath Chairman and Chief Executive Officer